[WEIL, GOTSHAL & MANGES LLP LETTERHEAD]

July 21, 2005

Via Edgar Transmission and Federal Express

Jennifer R. Hardy
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	International Wire Group, Inc.
Amendment No. 2 to Form S-1
Filed on June 24, 2005
File No. 333-120736

Dear Ms. Hardy:

On behalf of International Wire Group, Inc., a Delaware corporation (the “Company”), transmitted herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-120736). In connection with such filing, set forth below are responses to the comments of the Staff (the “Staff”) communicated in its letter dated July 7, 2005 and addressed to the Company. Unless otherwise indicated, all references to page numbers are to page numbers in Amendment No. 3.

Prior Comment 14

1.	We reviewed the additional disclosures that you provided related to the impairments of intangible assets you recorded during the period ended December 31, 2004. In light of the fact that the impairments were due to increased component costs and that customer contracts do not allow for the pass-through of increased costs, it is not clear to us why the impairment of customer contracts and

Jennifer R. Hardy
July 21, 2005

relationships was approximately 5% of that asset and the impairment of trade names and trademarks was approximately 30% of that asset. Please provide a more comprehensive explanation o f the nature of each intangible asset and explain why the increase in component costs resulted in a substantially higher impairment of trade names and trademarks than of customer contracts and relationships. In addition, as previously requested, disclose and discuss the material assumptions you used to value each intangible asset when you emerged from bankruptcy and the material assumptions you used when you determined the impairments.

The increase in component costs was the triggering event to indicate possible impairment of the Company’s insulated wire segment intangible assets. The methodologies for determining fair value of the insulated wire segment customer contracts and relationships and for determining fair value of the insulated wire segment trade names and trademarks are different. Accordingly, the amount of impairment of each insulated wire segment intangible asset was not proportionally consistent to the initial assigned value of suck intangible assets. Additional wording has been added to the financial statements to describe the separate fair value methodologies utilized and also to distinguish that the impairment relates only to the insulate wire segment.

Prior Comment 15

2.	We note the additional disclosures you provided, however, it is not clear to us why you are unable to disclose the amount of indefinitely reinvested foreign earnings as required by FSP 109-2. Please clarify or revise.

The requested revision has been made.

Prior Comment 16

3.	We note that the additional disclosures you provided related to product liability claims only include uninsured claims. It appears to us that even if certain claims are insured and covered by the settlement agreement, you are required to evaluate and present your liability and any probable insurance recoveries in your financial statements on a gross basis as required by SAB 5:Y. Please clarify or revise as appropriate. It also appears to us that you should present separate disclosures related to the impact and status of insured claims, including any limits under the settlement agreement.

In management’s judgement, the amount of estimated insured claim liabilities that are being settled directly by the insurance carriers via payments to third party claimants (at no expense to the Company) for which no receivable or corresponding liability was established in the consolidated balance sheets at December 31, 2004 and 2003 involve relatively minor amounts. The estimated liability for all uninsured claims was appropriately recorded at December 31, 2004 and 2003 based on management’s best estimate of the potential exposure to the Company. Additional information has been added to the financial statements to clarify the status of insured claims.

     Should you have any questions, please feel free to contact the undersigned at 214-746-7787 or R. Scott Cohen at 214-746-7738.

Jennifer R. Hardy
July 21, 2005

Sincerely,

/s/ Michael B. Farnell, Jr.
Michael B. Farnell, Jr.

cc:	Chris Edwards
Glenn Holler
Wendell Weakley
R. Scott Cohen